February 6, 2019

James E. Hohmann
Chief Executive Officer
Vericity, Inc.
8700 W. Bryn Mawr Avenue
Suite 900S
Chicago, Illinois 60631

       Re: Vericity, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted December 21, 2018
           CIK No. 0001575434

Dear Mr. Hohmann:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2018 letter.

DRS on Form S-1 filed December 21, 2018

Cover Page

1. We note your response to prior comments 1 and 2. Please revise the cover page to disclose the maximum per share special dividend that you could potentially pay, including the total amount of offering proceeds that would then be allocated to the special dividend and the amount that would remain available for use by Vericity, if any. If the amount of the special dividend could be in excess of the total offering amount, please state this clearly and explain how you will fund the excess amount. Please also state that the capital needs assessment which will be used to determine, in part, the amount of a special dividend will be completed within six months of the offering and that the amount of
 James E. Hohmann
Vericity, Inc.
February 6, 2019
Page 2
      the special dividend will be determined solely by the board, which is controlled by the standby purchaser. Please also quantify the total dollar amount that the standby purchaser will receive if the special dividend is paid at the maximum amount, assuming that eligible members, directors and officers subscribe for fewer than 7,437,500 shares.
      Please similarly disclose the maximum amount that could be paid to directors and officers given their current intended subscription amount. Please give each of these amounts assuming both the minimum and maximum offering amount. Please include similar disclosure in the Prospectus Summary, Use of Proceeds and the Conversion and Offering.
Apex Holdco Equity Incentive Plan, page 128, page 128

2. We note your response to our prior comments 3 and 4. Your Standby Stock Purchase
      Agreement filed as Exhibit 10.13 references an equity incentive plan entered into between the standby purchaser and members of the board and management of Members Mutual, however the agreement filed as Exhibit 10.16 is an undated and unexecuted form of agreement. Please file the executed form of the equity incentive plan referenced in the
      Standby Stock Purchase Agreement. Please also disclose the terms of the Class B units that will be awarded under the EI Plan, including the rights to any distributions from the standby purchaser, if applicable. Please also explain whether the special dividend that may potentially be paid to the standby purchaser could be received by holders of the Class
      B units, through distributions from the standby purchaser or otherwise. Finally, please supplementally provide us with a copy of the LP Agreement containing the terms of the
      Class B units.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJames E. Hohmann
                                                           Division of
Corporation Finance
Comapany NameVericity, Inc.
                                                           Office of Healthcare
& Insurance
February 6, 2019 Page 2
cc:       J. Brett Pritchard, Esq.
FirstName LastName